Exhibit 12.1

	RATIO OF EARNINGS TO FIXED CHARGES
	Nine Months Ended September 30	Fiscal Year Ended December 31,
	2008	2007	2006	2005	2004	2003
Earnings

Income/(loss) from operations before income tax, minority interest adjustments and changes in accounting principles	$(35,582)	$(32,472)	$71,521	$(25,945)	$2,708	$24,533
Capitalized interest	$—	$(2,976)	$(3,641)	$(2,970)	$—	$—
Amortization of capital interest	$515	$197	$—	$—	$—	$—
Fixed charges	12,218	10,805	6,716	5,511	361	265

Earnings (loss)	$(22,849)	$(24,446)	$74,596	$(23,404)	$3,069	$24,798

Fixed Charges
Interest portion of rental expense	$1,190	$1,789	$1,229	$1,259	$222	$223
Interest incurred (expense & capital)	11,028	9,016	5,487	4,252	139	42

Total fixed charges	$12,218	$10,805	$6,716	$5,511	$361	$265

Ratio of earnings to fixed charges	(2)	(2)	11	(4)	9	93
				— (1)
Amount of the deficiency	$(35,067)	$(35,251)	—	$(28,915)	—	—
(1) For fiscal years ended December 31, 2005 and for the nine months ended September 30, 2007, earnings were insufficient to cover fixed charges.

	Nine Months Ended September 30, 2008	2007	2006	2005	2004	2003
Ratio calculation	-2	-2	11	-4	9	93

Wassa	$3,587,921	$3,803,502	$3,750,622	$5,624,073	$—	$—
Rent expense BGL	2,152,271	4,924,210	2,200,356	485,204	935,159	973,129
Rent Expense GSR	212,123	215,506	196,212	186,604	173,125	116,075

Total Rent Expense	$5,952,315	$8,943,218	$6,147,190	$6,295,881	$1,108,284	$1,089,204

Lessor’s charge (Six times rent expense)	$35,713,890	$53,659,308	$36,883,140	$37,775,286	$6,649,704	$6,535,224
Lessor’s costs of equip (Five times rent expense)	$29,761,575	$44,716,090	$30,735,950	$31,479,405	$5,541,420	$5,446,020

Profit and interest	$5,952,315	$8,943,218	$6,147,190	$6,295,881	$1,108,284	$1,089,204

Interest rate	4.0%	4.0%	4.0%	4.0%	4.0%	4.1%

Estimated interest component	$1,190,463	$1,788,644	$1,229,438	$1,259,176	$221,657	$223,287

Profit	$4,761,852	$7,154,574	$4,917,752	$5,036,705	$886,627	$865,917
Percent of equipment cost	16%	16%	16%	16%	16%	16%

	20.0%	20.0%	20.0%	20.0%	20.0%	20.5%